

June 19, 2007

Via Facsimile ((404) 527-4198) and U.S. Mail

Thomas Wardell, Esq.
McKenna Long & Aldridge LLP
303 Peachtree Street NE
Atlanta, GA 30308

> **Re:**   **Pediatric Services of America, Inc.**
> **Schedule 13E-3**
> **File No. 005-44129**
> **Filed May 25, 2007**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 25, 2007**
> **File No. 000-23946**

Dear Mr. Wardell:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1.   We note that the D^3 Family Funds have beneficial ownership of over 19% of your outstanding common stock and will roll over their equity positions in the company into equity of the acquiring entity's parent company. We also note that, per disclosure on page 25, the D^3 Family Funds may hold up to 49% of the equity of Newco after the merger. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please provide us your detailed analysis of the reasons why the D^3 Family Funds have not been included as filing persons to the Schedule 13E-3. Please refer to Section III of Release No. 34-17719 and Section

II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

Introduction

2.   We note your disclosure that the filing persons are not admitting they are affiliates of PSA within the meaning of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not disclaim their affiliate status with respect to PSA. Please revise.

Proxy Statement

3.   Please file the form of proxy card with your next preliminary proxy statement.

4.   Please fill in the blanks in your proxy statement.

Cover Page

5.   Please revise the cover page of your proxy statement and, when filed, the form of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Summary Term Sheet, page 1

6.   We note your disclosure here and elsewhere in the proxy statement that the board of directors and the Portfolio Logic Parties determined that the merger (i) is fair to and in the best interests of the company and its stockholders, and (ii) is fair to the company's "public stockholders," respectively. Please revise here and throughout the filing to more clearly and consistently articulate whether each filing person has determined that the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

7.   Please state here and elsewhere in the proxy statement where you discuss the fairness determination of the board of directors and the other filing persons whether they determined that the transaction is *substantively and procedurally* fair to unaffiliated stockholders.

Special Factors

Background of the Merger, page 10

8.   Refer to last paragraph of page 10. Please disclose the reasons and purpose for sharing confidential information with the D[3] Parties and the nature of the information provided to them.

9.   We note the special committee received a presentations from Raymond James on February 6 and April 25, 2007. Note that each presentation presented by an outside party, whether oral or written, preliminary or final, is a separate report that requires a *reasonably detailed description* meeting the requirements of Item 1015(b)(6) of Regulation M-A. Revise to summarize all the presentations made by financial advisors. Also, file any presentation made by an outside party as an exhibit to Schedule 13E-3.

10.   Please revise to disclose the alternatives discussed by the special committee on February 6, 2007.

11.   Please disclose the basis upon which the board determined to request an increase in the consideration to $16.50 per share on March 14, 2007. For example, was it based on the financial analysis conducted by Raymond James?

12.   We note your description of the events of March 23 and 30, 2007. Please expand your disclosure to briefly describe "the progress of negotiations" and the matters negotiated on.

13.   Please file as an exhibit to Schedule 13E-3 the amendment to the standstill agreement entered into on April 29, 2007 by the company and the D^3 Parties.

Reasons for the Merger, page 14

14.   Please revise to provide the disclosure required by Item 1013(a) and (b) of Regulation M-A for the company and each filing person added in response to our previous comment. Also, disclose why the filing persons determined to undertake the transaction *at this time*. See Item 1013(c).

15.   We note in "Certain Effects of the Merger" that the D^3 Parties will hold a 49% interest in your net book value and earnings subsequent to the merger. Given that the D^3 Parties currently own 19% of your shares beneficially, it appears that the securities of the D^3 Parties are being valued higher than securities held by all other security holders. Please disclose this, if true, and disclose how the board was able to reach a fairness determination in light of this apparent difference in the value of your common stock.

16.   Please revise the first and third bullet points on page 14 to explain *how* the board of directors considered the company and its business, financial performance, operations, management strength and future prospects, business operations and its industry. What about these factors allowed the board to make its fairness determination and why were these factors viewed as positive in the board's analysis.

17.   We note in the fourth bullet point on page 14 that the board measured the premium of the offer price against the closing price on April 25, 2007, the date the merger was announced, and measured the 52-week premium on the period ending April 13, 2007.

Please explain in your disclosure why the board used different periods for this measures. Please apply this comment to similar disclosure appearing on page 23 with respect to the Portfolio Logic Parties.

18.   Please address the substantive fairness of the going private transaction in relation to liquidation and net book value. Refer to Instruction 2 to Item 1014 of Regulation M-A.

19.   Please address, here and throughout the proxy statement as necessary, how any filing person relying on the financial advisor's opinion was able to reach the fairness determination as to unaffiliated security holders given that the financial advisor's fairness opinion addressed fairness with respect to security holders other than Portfolio Logic and its affiliates, rather than all security holders unaffiliated with the company.

20.   Refer to the disclosure relating to procedural fairness on page 15. Clarify how the board made a determination of procedural fairness even though the going private transaction does not require the approval of unaffiliated security holders and no unaffiliated representative acting solely on behalf of the unaffiliated security holders was retained. We also note that Portfolio Logic and the D^3 Parties together account for approximately 34% of your outstanding common stock. Please apply this comment to the disclosure relating to the Portfolio Logic Parties determination of procedural fairness on page 24.

Opinions of Financial Advisor, page 16

21.   Please revise to describe the "certain other publicly available information regarding" the company, the "other financial and operating information provided by" the company, and the "certain information" discussed by the financial advisor and your management, each included in the bullet points on page 16.

22.   In appropriate location of the proxy statement, disclose all of the financial projections or forecasts provided to the financial advisor.

23.   Please revise to explain, in the Trading Analysis, why Raymond James measured the premium of the offer price against the closing price on April 25, 2007, the date the merger was announced, but measured the 52-week premium on the period ending April 13, 2007.

24.   Please revise to disclose the data underlying the results described in this section and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the enterprise values, revenues, EBITDA, equity value per share, EPS for TTM, CY2007E and CY2008E information for each comparable company that is the basis for the multiples disclosed on page 18 with respect to the Selected Public Companies Analysis and the company data to which you applied those multiples to arrive at the implied per share equity values, (ii) the enterprise value, revenue and EBITDA data from each transaction that resulted in the multiples disclosed on page 18 with respect to

the Selected Acquisition Analysis and the company data to which you applied those multiples to arrive at the implied per share equity values, (iii) the transaction data (for each transaction) that resulted in the multiples disclosed on pages 19-20 with respect to the Acquisition Premium Analysis, and (iii) the company's projected results that were used in conducting the Discounted Cash Flows analyses (both with and without adding back the current cash value per share to the discounted future cash flow per share) and how the financial advisor derived implied per share equity values from that data.

25.   With respect to the Selected Public Companies Analysis, please explain the acronym "nmf" and what, if any, conclusion was reached by the financial advisor as a result of the apparent lack of a multiple. Please also apply this comment to the Selected Acquisition Analysis.

26.   With respect to the Selected Acquisition Analysis, please show how the multiples obtained compare to the consideration in the going private transaction. If this information was not provided to the board of directors, please disclose so.

27.   Refer to the Discounted Cash Flow Analysis. Please explain how the financial advisor determined that terminal value multiples of 6.0x-10.0x were the most appropriate indicators of value. Disclose the industry averages.

28.   Please quantify the fees paid or to be paid to the financial advisor. Also, describe the services provided by the advisor to all filing persons and their affiliates and quantify the compensation received by the financial advisor from each filing person for the past two years. Refer to Item 1015(b)(4) of Regulation M-A.

The Position of the Portfolio Logic Parties as to the Fairness of the Merger, page 23

29.   Please disclose the enterprise value referenced in the second bullet point in this section.

30.   We note that the Portfolio Logic Parties do not believe there is a single method of determining going concern value. Note that filing persons are required to disclose whether the consideration offered to unaffiliated security holders is fair in relation to, among other valuations, going concern value. Please revise to disclose the required disclosure for these filing persons and, if necessary, select a method and explain the differences with other methods considered and the basis upon which the used method was selected.

31.   Please clarify the disclosure that the Portfolio Logic Parties "do not disagree with the conclusion expressed" by the company's financial advisor in its opinion. If this means that the filing persons "agree" with those conclusions, please state so.

Certain Effects of the Merger, page 24

32.   Please revise the second paragraph on page 25 to state the range of the D^3 Parties minority interest in Newco based on the rollover value range of $18-$24 million. In addition, describe further the "customary registration rights" to be provided to the D^3 Parties.

Interests of PSA's Directors and Officers in the Merger, page 26

33.   Please provide tabular disclosure of the payments to be received by each director and officer in connection with the going private transaction whether as a result of the payment per share of common stock owned or underlying stock options, or payments under employment agreements or under the long term incentive plan.

34.   Please confirm supplementally that the disclosure of "potential compensation arrangements" between Newco and your executive officers on page 2 corresponds with your description of employment agreements on page 27. If not, please describe in this section the potential compensation arrangements to which you refer.

Material U.S. Federal Income Tax Consequences of the Merger, page 28

35.   We note your statements that this disclosure is "for general information only." Please delete these statements, as they imply that you are not responsible for the disclosure in your proxy statement.

Source and Amount of Funds, page 29

36.   Describe in additional detail the "other funds available to Portfolio Logic" and quantify each source of funds in the first paragraph of this section. Also, please provide the disclosure required by Item 1007(d)(1) of Regulation M-A with respect to borrowed funds. We may have additional comments.

Fees and Expenses, page 30

37.   We note the disclosure relating to the expenses to be incurred by the Portfolio Logic Parties. Please revise to provide the disclosure required by Item 1007(c) of Regulation M-A. We also note that these filing persons will incur expenses related to advisory fees. Please tell us supplementally the nature of the advisory services received by these filing persons and whether the nature of these services requires additional disclosure under Item 1015 of Regulation M-A.

Selected Historical Consolidated Financial Information of PSA, page 53

38.   Please include in your disclosure the financial data required by Item 1010(c) of Regulation M-A with respect to your most recent quarter, the book value and the ratio of

earnings to fixed charges.

39.   Please tell us, with a view toward revised disclosure, why you have not provided the pro forma financial information required by Item 1010(b) or (c)(6) of Regulation M-A.

<u>Where You Can Find More Information, page 60</u>

40.   It appears that in the sixth paragraph of this section you are attempting to "forward incorporate" documents into the proxy statement. Note that Schedule 13E-3 does not specifically permit "forward incorporation" of any documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Rather, if you make any such filings, you must amend the Schedule 13E-3 to specifically incorporate them by reference. Please revise.

<u>Closing</u>

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions